FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*

As of close of fiscal year)

================================================================================

                             Amounts as to                 Names of

    Title of issue         which registration            Exchanges on

                              is effective             which registered

   N/A                        N/A                        N/A

================================================================================

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

HON. PAMELA WALLIN, BRIAN SCHUMACHER OR DAVID MURCHISON

Canadian Consulate General

1251 Avenue of the Americas

New York, N.Y. 10020

Copies to:

JOHN W. WHITE	BRYAN MACDONALD
Cravath, Swaine & Moore	Assistant Deputy Minister
Worldwide Plaza	Treasury Division
825 Eighth Avenue	Province of New Brunswick
New York, NY 10019	P.O. Box 6000
Fredericton, New Brunswick Canada E3B 5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

     This amendment to the annual report of the Province of New Brunswick on

Form 18-K/A for the year ended March 31, 2003 comprises:

(a)  Pages numbered 1 to 4 consecutively.

(b)  The following exhibit:

     Exhibit (i):  Excerpt from the Province of New Brunswick 2004-2005 Budget and the document entitled the New Brunswick Economy 2004 in its entirety.

2


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton,

Canada on the 22nd day of April, 2004.

                                          PROVINCE OF NEW BRUNSWICK

                                            By  /s/ Bryan MacDonald

                                               --------------------------

                                               Name:  Bryan MacDonald

                                               Title: Assistant Deputy Minister

                                                      Treasury Division

3


                                 EXHIBIT INDEX

         Exhibit (i):  Excerpt from the Province of New Brunswick 2004-2005 Budget and the document entitled the New Brunswick Economy 2004 in its entirety.

4

Appendix:   Summary Budget Information

BUDGET PLAN

STATEMENT OF SURPLUS OR DEFICIT

2004-2005

Thousands

$

BUDGET PLAN

2005
BUDGETARY ACCOUNTS	ESTIMATE

Ordinary Account:
Revenues	5,363,457
Expenditures	5,268,423
Surplus (Deficit)	95,034

Capital Account:
Revenues	44,126
Expenditures	375,800
Surplus (Deficit)	(331,674)

Special Purpose Account:
Revenues	38,303
Expenditures	37,908
Surplus (Deficit)	395

Special Operating Agencies:
Revenues	203,118
Expenditures	192,450
Surplus (Deficit)

Sinking Fund Earnings	228,000

STATEMENT OF SURPLUS OR DEFICIT

(Increase) / Decrease in Net Debt	2,423

Gross Investment in Tangible Capital Assets	295,364

Capital Revenues Related to Tangible Capital Assets	(42,950)

Amortization Expense	(200,556)

Surplus (Deficit)	54,281

Note:   Columns may not add due to rounding.

BUDGET PLAN

2003-2004

Thousands

$

	Year Ending March 31

	2004
	Estimate	2004
BUDGETARY ACCOUNTS	Restated	Revised

Ordinary Account:
Revenues	5,135,147	5,104,047
Expenditures	5,255,497	5,216,571
Surplus (Deficit)	(120,350)	(112,524)

Capital Account:
Revenues	55,685	53,312
Expenditures	296,792	299,679
Surplus (Deficit)	(241,107)	(246,367)

Special Purpose Account:
Revenues	34,930	37,978
Expenditures	33,709	35,041
Surplus (Deficit)

Special Operating Agencies:
Revenues	184,931	201,376
Expenditures	170,731	191,603
Surplus (Deficit)

Sinking Fund Earnings	245,000	223,000

(Increase) / Decrease in Net Debt	(101,036)	(123,181)

Transfer (to) from Fiscal Stabilization Fund	108,500	101,898

Surplus (Deficit) for Fiscal Policy Purposes	7,464	(21,283)

Note:  Columns may not add due to rounding.

ESTIMATED IN-YEAR BORROWING REQUIREMENTS

2004-2005

Thousands

$

2005 Estimate

(Increase) / Decrease in Net Debt	2,423
Budget Items Not Providing Cash	(228,000)
Budget Items Not Requiring Cash	182,926
Budget Expenditures Requiring Additional Cash	(30,058)
Non Budgetary Cash Requirements	(390,251)

Total Provincial In-Year Borrowing Requirements	(462,960)

NEW BRUNSWICK ROAD IMPROVEMENT FUND

2004-2005

Thousands

$

	Year Ending March 31
	2004 Estimate	2004 Revised	2005 Estimate
Revenue
Gasoline and Motive Fuel Tax	237,300	235,000	239,350

Expenditures
Department of Transportation
Capital Account	196,000	199,785	241,750
Ordinary Account	146,630	144,766	140,976
Total Expenditures

Net Expenditures

Source of funding for Net Expenditures
Federal Capital Revenues	44,325	49,310	37,450
Provincial Contribution from Consolidated Fund	61,005	60,241	105,926
TOTAL

N.B. Road Improvement Fund revenues and expenditures are included in the ordinary and capital accounts in the budget plan.

Capital Account expenditures relating to the Vehicle Management Agency have been excluded from the total expenditures above.

Note:

Columns may not add due to rounding.

FISCAL STABILIZATION FUND

2004-2005

Thousands

$

	Year Ending March 31
	2004 Estimate	2004 Revised	2005 Estimate

Opening Balance	105,500	98,908	0
Deposit	0	0	0
Earnings	3,000	2,990	0
Withdrawal	(108,500)	(101,898)	0
Closing Balance	0	0	0

GROSS CONSOLIDATED REVENUE

2004-2005

Thousands

$

			SPECIAL	SPECIAL
	ORDINARY	CAPITAL	PURPOSE	OPERATING	INTER-ACCOUNT
DEPARTMENT	ACCOUNT	ACCOUNT	ACCOUNT	AGENCY	TRANSACTIONS	TOTAL

Agriculture, Fisheries and Aquaculture	3,306					3,306

Business New Brunswick	19,649	20				19,669

Education	26,694		19,219			45,913

Energy	322					322

Environment and Local Government	3,055		4,920			7,975

Family and Community Services	65,114	500	5,152			70,766

Finance	4,579,662		56			4,579,718

General Government	22,900		1,748			24,648

Health and Wellness	35,257	5,500	1,335			42,092

Justice	48,280		449			48,729

Legislative Assembly	18					18

Natural Resources	80,026	50	2,328			82,404

Office of the Comptroller	100					100

Other Agencies	260,620					260,620

Public Safety	94,029		2,555	4,358		100,942

Regional Development Corporation	9,333	221		31,560	(15,725)	25,389

Supply and Services	954		505			1,459

Tourism and Parks	3,225			1,009		4,234

Training and Employment Development	106,395		36	95,417	(61,535)	140,313

Transportation	4,520	37,835		70,774	(70,774)	42,355

TOTAL	5,363,457	44,126	38,303	203,118	(148,034)	5,500,970

Sinking Fund Earnings						228,000

GROSS CONSOLIDATED REVENUE						5,728,970

Note:  Columns may not add due to rounding.

GROSS CONSOLIDATED EXPENDITURE

2004-2005

Thousands

$

			SPECIAL	SPECIAL
	ORDINARY	CAPITAL	PURPOSE	OPERATING	INTER-ACCOUNT
Department	ACCOUNT	ACCOUNT	ACCOUNT	AGENCY	TRANSACTIONS	TOTAL

Agriculture, Fisheries and Aquaculture	28,487	300				28,787

Business New Brunswick	37,897					37,897

Education	784,497	1,000	19,219			804,716

Energy	1,894					1,894

Environment and Local Government	56,261	1,450	5,100			62,811

Executive Council Office	2,387					2,387

Family and Community Services	709,718		2,700			712,418

Finance	73,953		56			74,009

General Government	418,152		1,845			419,997

Health and Wellness	1,610,428	30,473	1,335			1,642,236

Intergovernmental and International
Relations	3,150					3,150

Justice	42,015		449			42,464

Legislative Assembly	18,944					18,944

Maritime Provinces Higher Education
Commission	185,003					185,003

Natural Resources	94,155	1,600	2,378			98,133

Office of the Comptroller	4,745					4,745

Office of Human Resources	5,371					5,371

Office of the Premier	1,107					1,107

Public Safety	92,616		2,681	4,358		99,655

Regional Development Corporation	41,069	14,845		32,870	(15,725)	73,059

Service of the Public Debt	604,000					604,000

Supply and Services	90,024	76,882	2,109			169,015

Tourism and Parks	25,403	500		931		26,834

Training and Employment Development	196,121		36	95,417	(61,535)	230,039

Transportation	141,026	248,750		58,874	(70,774)	377,876

TOTAL	5,268,423	375,800	37,908	192,450	(148,034)	5,726,547

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE BY SOURCE

2004-2005

Thousands

$

	Year Ending March 31

	2004
	Estimate	2004	2005
OWN SOURCE	Restated	Revised	Estimate

Taxes
Personal Income Tax	924,100	952,000	983,700
Corporate Income Tax	142,300	110,800	149,900
Metallic Minerals Tax	5,000	2,200	2,200
Provincial Real Property Tax	314,764	307,364	326,600
Harmonized Sales Tax	734,700	801,200	793,700
Gasoline and Motive Fuel Tax	237,300	235,000	239,350
Tobacco Tax	95,200	97,000	100,000
Pari-Mutuel Tax	80	80	80
Insurance Premium Tax	41,300	35,775	36,050
Real Property Transfer Tax	4,000	4,000	4,200
Large Corporation Capital Tax	36,400	47,300	47,900
Financial Corporation Capital Tax	8,800	8,800	8,800

Sub-Total: Taxes

Return on Investment	188,133	164,291	146,928

Licenses and Permits	98,177	96,484	97,170

Sale of Goods and Services	204,546	200,569	224,253

Royalties	63,444	68,261	68,199

Lottery Revenues	115,553	117,207	119,925

Fines and Penalties	1,736	1,685	7,835

Miscellaneous	14,362	15,444	14,228

TOTAL: OWN SOURCE REVENUE	3,229,895	3,265,460	3,371,019

Unconditional Grants - Canada
Fiscal Equalization Payments	1,202,000	1,089,301	1,154,600
Canada Health and Social Transfer	511,100	521,500	0
Health Reform Transfer	0	23,750	35,300
Canada Health Transfer	0	0	385,400
Canada Social Transfer	0	0	196,900
Other	1,900	1,900	1,900
Sub-Total: Unconditional grants - Canada

Conditional Grants - Canada	190,252	202,136	218,338

TOTAL: GRANTS FROM CANADA

TOTAL: GROSS ORDINARY REVENUE	5,135,147	5,104,047	5,363,457

Note:  Columns may not add due to rounding.

NET DEBT

2004-2005

Thousands

$

	Year ending March 31

	2003	2004	2005
	Actual	Revised	Estimate

Net Debt as at March 31 of the previous year	6,603,581	6,712,995	6,836,176

(Increase) / Decrease in Net Debt for the Year	(109,414)	(123,181)	2,423

Net Debt -- End of Year	6,712,995	6,836,176	6,833,753

The New Brunswick Economy

2004

New Nouveau Brunswick CANADA

The New Brunswick Economy 2004

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/0024/index-e.asp

March 30, 2004

Cover:

Communications New Brunswick (CNB 2413)

Translation:

Translation Bureau, Supply and Services

Printing and Binding:

Printing Services, Supply and Services

ISBN 1-55396-241-9

ISSN 0548-4073

Printed in New Brunswick

Think Recycling!

Table of Contents

Page

Overview

5

International Economy Shows Renewed Strength

6

Monetary Policy Subdued

8

Canadian Economy

GDP Growth Slowed in 2003

9

GDP Growth Stronger in 2004

10

New Brunswick Economy

GDP Growth Slower in 2003

11

GDP Growth to Improve in 2004

12

Inflation to be Lower in 2004

12

Small Rise in Population

13

Pre-seniors Group has Strongest Growth

13

Employment Shows Little Change

14

Goods Producing Sector Employment Rebounds

14

Unemployment Rate Edges Up

15

Employment Gains in Three Regions

15

Wages and Salaries Growth Stronger

16

Foreign Exports Increase in Value

16

Manufacturing Shipments Positive Overall

17

Farm Cash Receipts Decline

17

Wood Products Still Strong

18

Paper Products Struggling

18

Capital Investment Remains Strong

19

Electric Power Generation Increases

19

Mining Production Rebounds

20

Technology and Communication Continues Growth

21

Retail Trade Flat

21

Transportation has Mixed Results

22

Food Services Receipts Improving

22

Based on data available as of March 16, 2004. Data will be updated on the Finance Web site at http://www.gnb.ca/0024/index-e.asp.

2003 Statistical Summary
	% Change
	2002 to 2003
	(per cent change unless otherwise indicated)
	N.B.	Canada
Output and Income
GDP
Current $	4.3	5.2
Chained $ (1997)	2.0	1.7
Personal Income	3.3	2.7
Capital Formation	9.2	4.4
Foreign Exports	4.1	-3.2
Retail Trade	-0.3	3.1
Population and Labour Force
Total Population (July 1)	0.1	0.9
Labour Force	0.0	2.1
Employment	-0.2	2.2
Unemployment	1.7	1.8
Unemployment Rate (%)	10.6	7.6
Participation Rate (%)	63.3	67.5
Industrial
Farm Cash Receipts	-4.5	-5.0
Housing Starts	16.2	6.5
Manufacturing Shipments	2.7	-0.8
Sawn Lumber Production	-2.1	-1.6
CPI	3.4	2.8

4	The New Brunswick Economy 2004

Overview

  Following a year of recovery, the Canadian economy in 2003 stumbled through a series of unfortunate events causing growth in real gross domestic product (GDP) to slow to 1.7%. A consumer-led recovery, with monetary and fis cal policies geared for expansion, resulted in the US economy increasing by 3.1%. In New Brunswick, slower economic growth of 2.0% was partly due to the appreciation of the Canadian dollar, which negatively impacted most exporters.
  Increases in New Brunswick housing starts, investment, manufacturing shipments, exports and wages and salaries surpassed the national rates. Capital investment increased and registered as the second highest level on record. Mineral production, port tonnage, electric power generation and restaurant receipts also improved. While population growth was only 0.1%, it was the highest rate posted since 1996.
  Retail trade growth in New Brunswick was flat while decreases were reported for farm cash receipts and tourism. Consumer inflation remained above 3% for the second year in a row.
  New Brunswick employment showed little change following a strong performance in 2002. While full-time employment registered a slight gain, it was offset by a decline in part-time work. With no change in the labour force, the unemployment rate edged up to 10.6% and the participation rate was down somewhat at 63.3%. Growth was higher for the goods producing sector with respect to employment and wages and salaries.
  For 2004, economic growth in North America is expected to be stronger and real GDP for New Brunswick is projected to increase 2.8% with solid growth from both the goods producing and service sectors. As well, the province is celebrating its cultural diversity by marking the 400th anniversary of the foundation of Acadia, which will have a positive impact on tourism. Capital investment is expected to increase due to new projects, the continued twinning of the Trans-Canada Highway and higher residential investment. New Brunswick employment is forecast to be higher and result in an improved unemployment rate. Growth in consumer inflation is expected to be lower.

The New Brunswick Economy 2004	5

International Economy Shows Renewed Strength

  In 2003, a recovery finally took hold across industrialized countries. The strong momentum already achieved in Asia, North America and the United Kingdom provides ample evidence of the renewed strength of the world economy. The calming of the geopolitical environment, allowing oil prices to stabilize and confidence to strengthen, the effects of the US recovery, and an improvement in Japan's performance and fast-growing markets in other Asian economies have all contributed to the resurgence in the global economy.

US economy improved

  Growth in the US economy continued to improve in 2003 with both monetary and fiscal policies geared for expansion. Real gross domestic product (GDP) increased by 3.1%, compared to 2.2% in 2002, with personal consumption expenditures, federal government spending, equipment and software and residential investment contributing significantly to growth.
  It was a dismal year for job creation as non-farm payroll employment fell by 11,800 jobs in 2003, a muted reoccurrence of the contraction in the previous two years. The unemployment rate rose to 6.0% from 5.8% in 2002. In a departure from typical US recoveries, productivity gains drove manufacturing growth, not employment.
  The Federal Reserve reduced its target interest rate to a 45-year low of 1.0% in response to fears of deflation, poor performance in the job market and a perceived lack of sustainable growth. The US dollar experienced significant weakness in 2003, a boost for American exporters and the burgeoning US current account deficit. The budget deficit grew significantly in response to increased defense spending and tax cuts, reaching a record $375 billion in fiscal year 2003; the deficit is projected to be $521 billion or 4.5% of GDP in 2004. US equity markets recovered in 2003 with the NASDAQ showing an impressive 50% gain.
  2003 saw a continuation of the consumer-led recovery. Consumer confidence numbers rose throughout the year as Americans became more assured about the health of the US economy. Housing starts continued to climb, buoyed by low mortgage rates.
  The manufacturing survey of the Institute for Supply Management showed economic activity in the sector grew in the second half of the year, but shipments and new orders were weak.

6	The New Brunswick Economy 2004

Euro zone economy struggled

  The Euro zone economy continued to struggle in 2003 as the euro appreciated against the US dollar, slowing factory orders and diminishing the export-led recovery that was so needed. Growth is estimated to be 0.4% in 2003, compared to 0.9% in 2002. The slump has cut profitability and business confidence, forcing firms to cut capital spending and employment, resulting in soft household spending.
  Job gains in the zone have been largely non-existent in the last two and one-half years. On a more positive note, manufacturing activity posted its first gain in seven months in the fall and industrial production also showed gains late in the year.
  The European Union's Stability Pact, which constrained government spending, was suspended on November 25th; Germany and France succeeded in gaining enough support to allow them a reprieve until 2005 from the pact's rigid 3.0% deficit-to-GDP ceiling. The European Central Bank (ECB) cut its target rate twice in 2003 to a historic low of 2.0% as inflationary pressures faded.
  Consumer confidence and retail spending data were hesitant in 2003, reflecting the pace of the recovery. The upturn is expected to be gradual, supported by consumers, inventories and improved external demand. As for business, the US recovery is restoring confidence in the zone but is slow to translate into new orders and output.

Japan economy stronger

  Encouraging economic data has stimulated optimism in the country's economic activity. Real GDP grew by 2.7% in 2003 with gains owed to domestic demand, especially capital investment and net exports. Manufacturers' sentiment improved, having made their best profits in 10 years.
  Deflation and corporate and banking weakness will continue to slow the pace of the recovery. The reform and restructuring that is so badly needed to repair Japan's economy will take some time.
  There is little room to move for Japan's fiscal and monetary policy; public debt levels are the highest in the G7, and the Bank of Japan official discount rate remains at its September 2001 level of 0.1%. The bank intervened in the foreign exchange market a number of times in 2003 to dampen the appreciation of the yen against the US dollar.

Recovery continues in 2004

  In 2004, a progressive recovery in Europe and Japan and continued growth in the US are likely, assisted by continued monetary easing and moderate long-term interest rates. Forecasters are predicting a strong year for the US economy. However, risks include government balance sheet problems in Europe, high household debt in the US, the United Kingdom and Australia, and the persistence of very large current account imbalances in the US.
  A potential pandemic such as avian flu could also have a profoundly negative effect on world economies in 2004.

The New Brunswick Economy 2004	7

Monetary Policy Subdued

  The Bank of Canada and US Federal Reserve took a more subdued monetary policy stance in 2003.
  The Federal Reserve adjusted its Federal Funds rate only once, a cut of 25 basis points in June to 1.0%, the lowest the rate has been in 45 years. The Bank of Canada raised its target overnight rate twice by 25 basis points early in the year, only to reverse it in July and September as inflation fell rapidly, due in part to declining crude oil prices and automobile insurance rates.
  The Canadian dollar appreciated widely against the US and other major currencies in 2003. Over the 12-month period, the dollar gained 21% against the US dollar, due mainly to weakness in the US currency. Only the euro regained its value against the Canadian dollar by the end of the year.
  This strength has cost exporters as their goods became more expensive to foreign buyers, particularly US customers in the throes of an economic recovery. Gains in the US dollar-denominated commodities were wiped out by the appreciation of the Canadian dollar. Domestic consumers benefited with increased purchasing power, as did firms purchasing foreign-made machinery and equipment.
  The Bank of Canada was optimistic that the economy would regain some momentum late in the year, and then tempered its confidence when the economy failed to show marked improvement.
  The bank foresees both the CPI and core inflation remaining low well into 2005, returning to its 2% target level by the end of that year. It projects that the economy will likely return to almost full capacity by the third quarter of 2005.
  With the continued pressure from the appreciation of the Canadian dollar and persistently low inflation, decreases to the bank's target interest rate may be the order of the day for 2004.

8	The New Brunswick Economy 2004

Canadian Economy

GDP Growth Slowed in 2003

  A year of recovery in 2002 was followed by a setback in 2003 as the Canadian economy stumbled through a series of unfortunate events. Economic activity slowed as the year progressed and resulted in real GDP growth of 1.7%. Provincially, Newfoundland and Labrador and Saskatchewan are projected to be the growth leaders at 4.5% each, and British Columbia is predicted to trail at 1.3%.
  The first quarter showed promise early on as growth driven by energy, construction and retail industries advanced the economy by 0.6% over the fourth quarter of 2002, but quickly lost steam. Second quarter activity declined 0.2%, compared to the first, as the impact of SARS, Bovine Spongiform Encephalopathy (BSE) and a stronger Canadian dollar rippled through the economy. This was the first quarterly contraction of economic activity since the third quarter of 2001 when the economy was impacted by the events of September 11th. Third quarter performance reflected the impacts of forest fires in British Columbia, BSE, hurricane Juan and the Ontario power outage. Growth registered at 0.3% over the second quarter, but excluding the massive business inventory drawdown that occurred, real GDP was 1.6%, suggesting strong underlying demand. The fourth quarter was led by an improvement in exports, which lifted manufacturing, while consumer spending was flat, resulting in growth of 0.9%.
  An unprecedented appreciation of the Canadian dollar served to slow exports, an important component of the nation's GDP, but was a boon for importers. Owing mainly to a long awaited correction in the US dollar, the loonie gained in strength by 21% over the 12-month period, from 63.8 cents (US) to 77.1.
  In 2003, employment grew by 2.2% (+334,000), the same rate as in 2002. The number employed was 15.7 million, representing 62.4% of the working-age population, the highest annual rate of employment on record. Job gains during the first eight months were minimal, largely due to job losses in the manufacturing sector, but surged ahead during the final four months with an increase in full-time positions. The unemployment rate in 2003 was 7.6%, down slightly from 7.7% in 2002. Alberta led with employment gains of 2.9% or 48,000 jobs while Manitoba had the lowest unemployment rate at 5.0%.
  Retail sales in 2003 were up 3.1%, compared to 6.0% growth in 2002. Excluding motor and recreational vehicle dealers, retail sales were more encouraging. New motor vehicle sales declined by 3.3% in value in 2003.
  Low financing rates continued to encourage homebuyers and builders in 2003. Building permits set a new annual record and grew by 7.5%, just short of the increase in 2002. Housing starts were also up 6.5%. The manufacturing sector had a hard year with shipments falling 0.8%, compared to 2002. Exports were also hard hit, declining 3.2% thanks in a large part to the rapid appreciation of the dollar.
  In the financial markets, the TSX/S&P Composite Index had a total return of 26.7% in 2003, recovering from a loss of 12.4% in 2002, but still 28% below its high in 2000. Bond markets continued to grow with the Scotia Capital Universe overall total return up 6.69%, compared to 8.73% in 2002. Canadian investors attempting to realize returns on US investments were disappointed as the appreciation of the Canadian dollar consumed most of their US dollar-denominated returns.

The New Brunswick Economy 2004	9

GDP Growth Stronger in 2004

  With the shocks of 2003 behind us, 2004 should be a better year for the Canadian economy with some caveats. The BSE situation continues to haunt cattle farmers due to the discovery of a single American case that originated in Alberta. The dollar's rise will continue to hamper exports, but the pace of the US economic expansion could outweigh the negative effects of the dollar. Recoveries in Europe and Japan coupled with the appreciation of the Canadian dollar against the yen, pound and other international currencies will not buoy the export-oriented Canadian economy. An uncertain geopolitical situation and its implications for crude oil, the upcoming US presidential election and a new prime minis ter for Canada will all shape the direction of economic growth in 2004. Private sector forecasters expect Canada will see growth averaging 3.0% in 2004 with the top performers being Alberta, Saskatchewan, Ontario and Newfoundland and Labrador.
  Employment for 2004 is forecast to grow at a slower rate than in 2003 and the unemployment rate is expected to fall modestly.

10	The New Brunswick Economy 2004

New Brunswick Economy GDP Growth Slower in 2003

  Due to lower than anticipated growth in employment and the rapid appreciation of the Canadian dollar, which has served to negatively effect most exporters (especially those in the resource-based sectors such as forestry, mining, agriculture and the processing of those goods), the Department of Finance estimates economic growth will reach 2.0% in 2003. However, higher prices for certain commodities on the US markets (such as lumber, pulp and paper) have dampened the overall negative impact of the large exchange rate correction with positive growth therefore expected in most of these industries. Private sector forecasters estimate New Brunswick's economic growth for 2003 will fall within the 1.4% to 2.6% range, with an average of 1.8%.
  Labour income, the major component of personal income, showed surprisingly strong growth, considering the weakness in employment. Despite the increase in labour income, retail sales remain weak, reflecting lower sales of interest rate sensitive items (such as cars, furniture and household appliances) and lower employment. As a result, overall real personal expenditures are expected to increase slightly in 2003 as growth in consumer inflation reached 3.4% for the second consecutive year.
  Investment showed positive growth in 2003, due to higher public investment (Coleson Cove project and twinning of the Trans-Canada Highway) and residential construction investment, which continues to benefit from low interest rates and mortgage rates. An important part of the increase in residential construction investment is due to the substantial rise in housing starts. Based on the strength of these projects, real public capital investment is anticipated to show a sizeable increase in 2003.
  A weaker labour market in 2003 resulted in minimal change to employment, a sharp contrast to the strong growth of 2002. Declining employment in accommodation and food services, transportation and warehousing and public administration was partly compensated by higher employment in manufacturing, business, building and other support services, health care and social assistance and professional, scientific and technical services.

The New Brunswick Economy 2004	11

GDP Growth to Improve in 2004

  The economic recovery in the US and world markets will generate increased demand for the province's export products, while local demand will be sustained by capital investments and consumer expenditures. With higher external and local demand, the New Brunswick economy is expected to perform well in 2004 with solid growth from both the goods producing and service sectors. As a result, the Department of Finance is forecasting real GDP growth of 2.8%. Private sector forecasters are expecting the New Brunswick economy to expand between 2.1% and 2.9%, with an average of 2.6%.
  Capital investment in the province is expected to show growth with new projects in the energy and paper industries. The twinning of the Trans-Canada Highway, the Coleson Cove power plant and higher residential investment will also fuel the increase.
  Stronger demand from Canadian, US and other foreign markets will support real export growth, despite some dampening effects in the US markets from the stronger Canadian dollar. Increased demand will yield better commodity prices in both US and Canadian dollars for most of New Brunswick's export products.
  As the economy continues to expand, employment growth will resume at a moderate pace in 2004 with solid gains in manufacturing supported by renewed growth in the service sector, following a sharp drop in tourism related sectors. As a result, the unemployment rate is expected to decline.

Inflation to be Lower in 2004

  The consumer price index (CPI) for New Brunswick grew 3.4% in 2003, the same increase as the previous year. This rate was higher than the ceiling of the Bank of Canada's target range of 1%-3%.
  New Brunswick's inflation rate was above the national average for the second year in a row.
  Consumer prices in the province rose in seven of the eight major components of the CPI. The strongest upward pressure came from alcoholic beverages and tobacco products with growth of more than 15%, due largely to federal and provincial tobacco tax increases. Transportation (+6.9%) was also above the provincial increase. Clothing and footwear was the only component to report a decline from the previous year, down 0.8%. The remaining components posted increases between 0.4% and 2.6%.
  In 2004, the New Brunswick CPI is expected to increase 1%, lower than the national average.

12	The New Brunswick Economy 2004

Small Rise in Population

  While very slight, the number of people in New Brunswick increased for a second consecutive year. The provincial population was estimated at 750,594 as of July 1, 2003, a 0.1% rise from the previous year. While still lagging far behind the national rate of 0.9%, New Brunswick's growth in 2002-03 was the highest rate posted since 1995-96.
  Between July 1, 2002, and June 30, 2003, New Brunswick grew by an estimated 411 people. An increase in the number of migrants from other provinces caused an improvement to net interprovincial migration compared to the previous year. In 2002-03, net interprovincial migration was estimated at -628, roughly half of the -1,218 reported in 2001-02.
  Net international migration posted the eighth consecutive year of positive growth (+324). However, with fewer immigrants than the previous year, as well as fewer net non-permanent residents, the gain was not sufficient to offset the loss due to interprovincial migration.
  The natural increase fell to its lowest level ever (below +750) with 91 fewer births and 211 more deaths in the province from the previous year. The number of births dropped to 7,050, while the number of deaths rose to 6,335.
  The New Brunswick population is expected to show little change in 2004.

Pre-seniors Group has Strongest Growth

  Impacted by the aging baby boomers, the median age of New Brunswick's population reached a record high of 39.2 years in 2003, 1.3 years older than the national average of 37.9 years. Females in the province maintained a slightly larger share of the total population than their male counterparts (50.6% versus 49.4%).
  The proportion of the population in younger age groups continued to lessen, declining to 16.9% for children 0-14 years and 13.4% for youth aged 15-24 years. Young adults (those 25-34 years) also exhibited a decreasing share, falling to 13.3%.
  Persons aged 35-49 years include the youngest baby boomers. Growth of this age group has slowed in the last two years, but still represents nearly one-quarter of the total provincial population (24.4%).
  The quickest growing age group is the pre-seniors group composed of persons aged 50-64 years. This group, primarily influenced by people born during the early years of the baby boom, increased its share to 18.5% in 2003.
  More than one in seven people in the province are seniors aged 65 and over. Their share edged up to 13.5% with young seniors (65-79 years) comprising 9.8% of the total population and older seniors (80 years and over) making up 3.7%.

The New Brunswick Economy 2004	13

Employment Shows Little Change

  Following a strong performance in the previous year, employment in New Brunswick for 2003 fell marginally (-0.2%) to 345,000. Nationally, the number of employed increased 2.2%.
  Both men and women experienced job losses in New Brunswick with total employment levels down 0.3% and 0.1% respectively from the previous year. Losses for men occurred among full-time jobs while those for women were concentrated in part-time employment. Full-time employment, which accounts for 85% of all jobs in the province, registered a slight gain of 300 (+0.1%), while part-time employment reported a decline of 1,000 (-1.8%).
  Employment deteriorated for all the major age groups except those 45-64 years of age. Over 90% of the job gains for these older adults were in full-time work. The hardest hit group, persons aged 25-44 years, experienced a loss of more than 5,000 jobs.
  New Brunswick's participation rate edged downward to 63.3% from the previous year's result of 63.5%. Nationally, the participation rate reached a record high of 67.5%.
  Employment growth is expected to improve in 2004.

Goods Producing Sector Employment Rebounds

  Reversing the situation from the previous two years, job growth in New Brunswick for 2003 shifted to the goods producing sector from the service sector. Employment increased by 2,000 in the goods producing sector. However, these gains were not sufficient to offset the 2,600 jobs lost in the service sector.
  Employment increases were apparent in five of the 11 service industries. Health care and social assistance spearheaded growth, adding 2,200 jobs to the economy, with healthy gains as well in business, building and other support services (+1,400) and professional, scientific and technical services (+1,000). Increases were also registered in education services and trade. Of the six remaining industries, major job losses were evident in accommodation and food services (-3,700), transportation and warehousing (-1,800) and public administration (-1,600); the remaining sectors had losses under 1,000 each.
  Contrary to the national situation, manufacturing was the main contributor to growth among the five goods producing industries, displaying a gain of 2,400. Employment also rose in natural resources (+700) and agriculture (+200). Job losses were suffered in utilities (-900) and construction (-400).
  In 2003, the service s ector employed 263,300 people and the goods producing sector 81,700.

14	The New Brunswick Economy 2004

Unemployment Rate Edges Up

  Employment declines, combined with negligible labour force growth, served to push New Brunswick's unemployment rate up 0.2 percentage points to 10.6% in 2003. Nationally, the unemployment rate was 7.6%, down slightly from 7.7% in 2002.
  In 2003, the number of unemployed in the province stood at 40,800, an increase of 700 or 1.7% from the previous year. Unemployed males saw their level climb to 25,600 (+2.4%) while the level for females edged up to 15,200 (+0.7%). Nationally, unemployment rose 1.8%.
  The unemployment rate increased for both males and females in 2003 with the rate for females (8.4%) slightly above the all-time low in 2002 of 8.3%. Males saw their unemployment rate increase to 12.5%.
  Persons 20-24 years of age experienced the most significant rise in their unemployment rate. Older adults, aged 45-64 years, were the only ones to see an improvement in their unemployment rate.
  A moderate recovery in the unemployment rate is anticipated for 2004.

Employment Gains in Three Regions

  Employment gains in 2003 were realized in three of the five regions in the province: Fredericton-Oromocto (+1,600), Moncton-Richibucto (+1,000) and Edmundston-Woodstock (+200). The two remaining areas reported declines; Saint John-St. Stephen lost 1,400 jobs while Campbellton-Miramichi lost 2,200.
  While Fredericton-Oromocto boasted the highest employment growth among the regions, stronger labour force growth resulted in its unemployment rate deteriorating. Unemployment rates were also up in Campbellton-Miramichi and Saint John-St. Stephen. Moncton-Richibucto and Edmundston-Woodstock both registered improvements, with the latter posting its lowest unemployment rate on record.
  Participation rates fell in four of the five regions. Fredericton-Oromocto was the sole area to report an increase in its participation rate, up 1.3 percentage points to a record high of 66.9%. Campbellton-Miramichi maintained the lowest participation rate, falling to 55.0% in 2003.

The New Brunswick Economy 2004	15

Wages and Salaries Growth Stronger

  In 2003, New Brunswick wages and salaries were up 4.2% from the previous year. The national increase was 3.3%.
  Growth was higher for the goods producing sector (+5.1%) than the service sector (+3.9%) for the province.
  All 15 major industry categories reported increases with the strongest gains in construction (+12.9%), local public administration (+8.1%), agriculture, forestry, fishing and hunting (+7.4%), health care and social assistance (+6.6%), mining and oil and gas extraction (+6.3%) and provincial public administration (+5.5%). The smallest growth was registered in professional and personal services industries (+ 0.8%).
  More than 60% of wages and salaries are captured in the categories of professional and personal services industries (14.2%), manufacturing (12.8%), trade (12.3%), public administration (11.6%) and health care and social assistance (11.0%).
  Average weekly earnings in 2003 ranged from $266.52 in accommodation and food services, to $503.02 in trade, to $585.92 in health care and social assistance, to $730.90 in manufacturing, to $818.23 in public administration, to $847.55 in professional, scientific and technical services. Overall average weekly earnings advanced 2.7% to $624.93 and represented 90.6% of the national average of $689.47.

Foreign Exports Increase in Value

  In 2003, foreign exports of commodities from New Brunswick increased 4.1%, mostly reflecting higher petroleum product prices in the first quarter with the uncertainty surrounding the war in Iraq.
  Lower exports were reported in six of eight commodity groups representing 54.0% of total exports, including forestry products, agriculture and fishing products, industrial goods, and machinery and equipment. Higher exports of energy products were more than sufficient to offset these declines.
  Energy products (45.7%), forestry products (23.8%) and agriculture and fishing products (15.7%) represent over 85% of the province's foreign exports.
  Over 89% of the province's foreign exports are destined to the US markets. Japan and the United Kingdom follow with 1.7% and 1.2% respectively. While exports to China ($41 million) increased 60%, exports to India ($55 million) more than doubled.
  With part of the uncertainty surrounding the war in Iraq now removed, the year-over-year price of crude oil is expected to decline in the first quarter of 2004, leading to a decrease in exports of energy products for the year as a whole.

16	The New Brunswick Economy 2004

Manufacturing Shipments Positive Overall

  The value of New Brunswick manufacturing shipments increased 2.7% over 2002, compared to a national decline of 0.8%. A jump in shipments from the residual[1] component in the first quarter combined with higher shipments of wood products compensated for lower shipments from the paper and fabricated metal products industries.
  Employment in the manufacturing sector averaged 41,900 in 2003, a 6.1% increase over 2002. Higher employment was reported in the food, wood products and paper industries. The manufacturing sector represents about 16% of provincial GDP.
  In Belledune, Noranda Brunswick Smelting had a four-month shutdown of its lead refinery due to weak market conditions and low prices and Unisphere announced the construction of a tire recycling plant.
  While seafood processing suffered from a variety of difficulties, other food processing industries were looking to expand. In 2003, McCain Foods announced a $29-million expansion of its Grand Falls frozen pizza plant; Shur-Gain received clearance to build a $15-million food processing plant in Moncton; Nadeau Poultry reopened its operation in Saint-Francois, and Ganong Bros. of St. Stephen announced a two-year, $6-million expansion that will provide up to 65 new jobs and two new products.
  Despite higher demand from increased economic activity in the US, lower prices for refined petroleum products will dampen the overall growth of manufacturing shipments in 2004.

Farm Cash Receipts Decline

  For 2003, New Brunswick's farm cash receipts fell 4.5% as receipts decreased 8.7% for crops and 2.0% for livestock. Potato receipts, which represent about 49% of crop receipts, declined 23.0%. Lower receipts for hogs (-9.9%) and cattle and calves (-34.9%) affected the livestock component.
  New Brunswick exported fish and fish products worth $781.8 million in 2003, a decrease of 10.0% from 2002.
  For 2002, overall commercial fish landings jumped 11.8% in value to $198.1 million, as a surge of 72.9% in queen crab was more than sufficient to offset decreases in shrimp, lobster, herring and scallop. Volume-wise, total landings of 124.4 thousand metric tonnes were similar to the 2001 level; strong increases in crab, cod, alewife and scallop were offset by decreases in shrimp, lobster, herring and mackerel.
  The sales of New Brunswick aquaculture products in 2002 rebounded to $282.3 million, up 1.9% from 2001. However, significantly lower prices for farmed salmon, combined with outbreaks of disease, had a major impact on revenues. New Brunswick, the second largest producer of farmed salmon in Canada, accounted for 40% of total aquaculture revenues.
  Agriculture, fishing and hunting industries represent over 2% of the province's GDP. Food products represent about 16% of provincial manufacturing shipments.

_________________________________
[1] The residual component comprises diverse small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting.

The New Brunswick Economy 2004	17

Wood Products Still Strong

  Manufacturing shipments of New Brunswick wood products increased 8.0% in 2003 with most of the increase coming in the second half of the year. At the same time, production of sawn lumber, at 3.5 million cubic metres, is 2.1% below the previous year's level. Inventory levels have risen since the beginning of the year; in November, sawmill inventories were almost 40% higher than they were in December 2002.
  Employment in the industry increased to 8,000 in 2003, a 14.3% increase over 2002. Wood product industries represent 3% of New Brunswick's GDP.
  The softwood lumber dispute between Canada and the US continues with legal challenges in international courts (WTO and NAFTA) and negotiated settlements being pursued simultaneously by officials on both sides of the border.
  Most lumber prices rebounded in 2003. Forest fires in British Columbia and western US, combined with healthy demand, created some uncertainty over the availability of supply in the US market. Nowhere was this more evident than in the oriented strand board (OSB) market where prices in US dollars started climbing in June and were almost triple their previous-year level by their peak in October.
  Residential construction activity remained strong in North America. Demand for wood products, spurred by the high levels of construction activity, remains healthy as shown by the high level of housing starts in Canada (+6.5%) and in the US (+8.4%).

Paper Products Struggling

  In 2003, New Brunswick manufacturing shipments of paper and allied products dropped to $2,083.5 million, a 5.8% decline over 2002. Paper manufacturers were hit hard by the rise of the Canadian dollar, which more than offset the price increase in US dollars of most paper products. Despite lower shipments, employment in the industry increased 700 in 2003 to 6,200. Paper manufacturing represents more than 4% of New Brunswick's GDP.
  North American market conditions continued to improve in 2003 as newsprint prices in US dollars increased by approximately 10% while pulp prices rose a stronger 21%. (Source: TD Commo dity Price Report)
  At the beginning of the year, Nexfor Fraser Papers announced a rationalization plan that included reducing its workforce by 20% at the Edmundston and Madawaska, Maine, mills (by 140 and 185 respectively). Meanwhile, Irving Personal Care Ltd. announced plans to construct a $60-million facility to manufacture baby diapers and training pants in Moncton; the plant is scheduled to start in June 2004 and will create 105 jobs with an estimated payroll of $9 million.
  North American markets should continue to improve in 2004 with the upcoming US presidential election and an expected increase in newspaper and magazine advertising demand as the US economy strengthens.

18	The New Brunswick Economy 2004

Capital Investment Remains Strong

  New Brunswick capital investment for 2003 reached $3.9 billion, a 13.3% increase over 2002, and the second highest on record. Private sector investment, which represents 71% of the total, rose 5.4%; higher investments in machinery and equipment (+3.8%) and housing (+11.9%) were somewhat offset by a decline in non-residential construction (-5.0%). Public sector construction investment jumped 53.1% due to increased spending by NB Power on the Coleson Cove project, while machinery and equipment was down 1.8%.
  Completion of the Coleson Cove power plant conversion is expected during 2004-05. At the same time, the twinning of the Trans-Canada Highway between Fredericton and Saint-Leonard (130 kilometres) continues; the $400-million, six-year project ends in 2007.
  Residential construction investment recorded another strong year, totalling $1,113.2 million in 2003, a 12.5% rise over 2002 and slightly above the national increase of 11.5%. Renovation expenditures were also up (+7.8%). Housing starts increased 16.2% to 4,489 units, the highest total since 1983.
  Non-residential building construction investment rose 2.1% in 2003. Declines in the industrial (-2.0%) and institutional and governmental (-34.3%) components were offset by a 16.6% increase in commercial building construction.
  Construction industries represent approximately 5% of total GDP for New Brunswick.

Electric Power Generation Increases

  For 2003, total electric power generation in the province increased 8.3% with exports rising 33.7%. National electric power generation decreased 2.8%. Utilities industries (electric power, natural gas and water) represent 3% of New Brunswick's GDP.
  Political unrest in Venezuela, the sole source of Orimulsion(r), resulted in an interruption of supply to the Dalhousie generating station in 2003, requiring NB Power to switch temporarily to more costly heavy fuel oil for three months. Also, the province experienced the worst ice storm in recent history, which resulted in approximately $3.5 million in repairs to NB Power's distribution and transmission systems.
  Refurbis hment of the Coleson Cove generating station continued in 2003. The $750-million project involves significant environmental upgrades, fuel conversion to Orimulsion(r) and an extension of the station's operating life to 2030.
  The Electricity Act, passed in 2003, will bring about major changes to the electricity market in the province, specifically competitive choice for large power users and greater opportunities for non-utility generation. Under a new operating structure, NB Power will become a holding company for four operating companies: Nuclear, Generation, Transmission, and Distribution and Customer Service. The act also creates two unaffiliated Crown organizations: the New Brunswick System Operator and the New Brunswick Electric Finance Corporation.
  NB Power received federal approval in 2003 to build a new $145-million transmission line to Maine, and regulatory approval is now being sought in

The New Brunswick Economy 2004	19

the US. The company is also accepting bids for a 20-megawatt private sector wind power generation project. While the decision on the refurbishment of the Point Lepreau generating station will be made in 2004, the $10-million expansion of the plant's waste facility was approved. In 2003, Point Lepreau was awarded a 38-month operating licence renewal.

  Enbridge Gas New Brunswick continued developing the natural gas distribution system in the province. In 2003, the Gas Distribution Act was amended to spur more natural gas connections; the changes allow Enbridge to deal directly with the customer. By the end of 2003, there were over 2,300 customers using natural gas. While the expansion into St. Stephen is on hold, the goal is to add 1,465 customers in 2004 and have natural gas available in Sackville and Blacks Harbour in 2005.

Mining Production Rebounds

  New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. Mineral production in 2003 totalled $689.0 million and the industry employed about 3,100 people. The mining and oil and gas extraction industry represents less than 2% of the provincial GDP.
  With world commodity prices for base metals trending upward in 2003, the total value of mineral production in New Brunswick (including downstream manufacturing) was up 5.4%. Metals, which accounted for 64% of the total value, increased 0.2% and non-metallics (33% of total production) rose 19.4%. Coal makes up the remainder.
  Noranda cut 70 jobs at the Brunswick mine and reduced it to an eight-month seasonal operation. NB Coal Ltd. announced that it may close in December 2004 as the operating permit of the Grand Lake generating plant, its sole purchaser, expires in November 2005.
  Slam Exploration Ltd. of Miramichi announced the beginning of exploration efforts on its properties in western and northern New Brunswick in 2003. Gold was discovered along the Fundy Coast near the former Cape Spencer mine. Free West Resources Canada Inc. started integrated systematic exploration programs on its gold properties and is planning a diamond-drilling program for its Clarence Stream property, southwest of Fredericton. Union Gold Inc. of Toronto announced preliminary drilling turned up what could be a new significant gold zone in Charlotte County.
  In 2003, investment in mining exploration in the metallic and industrial minerals sector totalled $2.3 million; a further $2 million was invested in the exploration for natural gas and other hydrocarbons. In October 2003, a grant program for the Bathurst Mining Camp was announced; $15 million will be invested in advanced exploration over the next three years with a possible extension of two years and a further $10 million. Slam Exploration Ltd. will contribute 50% of the funding with an in-kind contribution from Noranda, and the Province will provide the remainder. Slam has already raised the initial $7.5 million.

20	The New Brunswick Economy 2004

Technology and Communication Continues Growth

  Employment in technology and communication averaged 49,300 in 2003, an increase of 3.4% over the previous year. This group accounts for 9% of New Brunswick's GDP.
  Several customer contact centres announced new jobs in 2003 or expansion plans for 2004 including: Archway Marketing Services, Asurion, Cendant, CorporaTel, Help Desk Now, Home Town Communications, ICT Group, Iron Mountain, Moneris Solutions Corporation, Results Technology, The Spiegel Group and Virtual-Agent Services. Air Canada and Purolator Courier had job losses while Star Choice closed. The industry consists of 100 centres employing close to 18,000 contact centre workers.
  The NRC Institute for Information Technology - e-Business officially opened in 2003; the facility has 65 people working at the Fredericton laboratory and three satellite locations in Saint John, Moncton and Miramichi. Positive developments such as new contracts and/or expansion plans were announced by Anyware Group, CGI Group, Q1 Labs, SG5 Innovation, Spielo, T4G, TSi Auto Solutions, OAO Technology Solutions and Whitehill Technologies.
  Aliant and Rogers continued to improve high-speed Internet access and digital wireless service by expanding into smaller communities throughout the province in 2003. A partnership involving the Province, the federal government and Aliant will see the investment of over $40 million before the end of 2006 and result in 90% of New Brunswickers having access to high-speed Internet.
  Film production in New Brunswick was in excess of $14 million in 2003, down from $33 million in 2002. Larger projects included Tough Luck and
  Cradle Will Fall.

Retail Trade Flat

  New Brunswick's retail trade edged down 0.3% in 2003 as opposed to a national increase of 3.1%.
  Eight of the published 16 store types in New Brunswick reported positive sales growth. The strongest gains were in pharmacies, automotive parts and services and other semi-durable goods stores (includes hardware, toys and flowers). There were considerable declines for retailers in the shoes and other clothing sectors.
  In 2003, new motor vehicle sales decreased after a strong gain in 2002. The value of new vehicle sales fell 6.6% while the number of new vehicles sold was down 8.6%.
  Wholesale trade rose 2.3% in 2003, following a decrease of 3.1% in 2002.
  The retail trade sector represents more than 6% of New Brunswick's GDP while wholesale trade is about 5%.
  Positive developments announced in 2003 involve Atlantic Superstore, Giant Tiger, Home Depot, Home Hardware, Jeans Depot, Kent Building Supplies, Sobeys and Wal-Mart. As a result, several communities throughout the province will benefit.

The New Brunswick Economy 2004	21

Transportation has Mixed Results

  Marine traffic at the port of Saint John increased 10% while passenger traffic was up 18% to 83,000 passengers. Total tonnage in 2003 reached a high of 26.1 million tonnes (+1.4%); liquid bulk (includes petroleum) rose 1%, dry bulk products (includes potash, salt and fish meal) grew 13%, container traffic increased 20% and forest products decreased 7%. Work started on a new $10-million, multi-use cruise facility with completion planned for 2005. The port is expecting a record number of cruise vessels in 2004 ? 59 ships and over 125,000 passengers.
  The Belledune Port Authority handled 2.3 million tonnes of goods in 2003, an increase of 2.6% over 2002. Capital investment worth $310,000 was carried out last year while projects worth $750,000, including improvements to Terminal #1, are planned for 2004.
  The Greater Moncton International Airport reported a record level of passengers (460,000) in 2003, an increase of 19% over 2002. The airport will benefit from new agreements for direct flights from Germany and Paris in 2004.
  In 2003, the expansion of the terminal ($1.5 million) and parking apron ($1.5 million) at the Greater Fredericton Airport was completed, plus Delta Airlines started a twice-daily jet service from Boston. The Saint John Airport s tarted a $2-million upgrade to its airfield lighting systems (scheduled for completion in 2004) and Pan Am Airlines added a non-stop service from Manchester, New Hampshire.
  In 2003, employment in the New Brunswick transportation sector fell 8.9%. The result was influenced by the trucking component, which faced higher costs, more security at the Canada-US border and lower shipments for some commodities. Transportation and warehousing accounts for over 5% of total GDP.

Food Services Receipts Improving

  Receipts for restaurants, caterers and taverns in New Brunswick showed an improvement (+1.3%) in 2003, compared to the previous year; receipts for full service and limited service establishments exhibited increases while drinking places declined 9.2%. The overall increase at the national level was 1.6%.
  Provincial hotels and other lodgings reported an average July-August occupancy rate of 76%, a decline of 4.5 percentage points from 2002.
  Employment fell in accommodation and food services from its record high in 2002 to 22,400 (-14.2%), the same level that was reported in 2000. Average weekly earnings for 2003 showed a decrease of 0.5% to $266.52. The sector represents just over 2% of the provincial GDP.
  In 2003, the estimate for tourism revenues decreased 7% from the previous year's record to $1.1 billion and visitation declined 7% to 1.86 million visitors. Travellers to Canada were negatively influenced by the media coverage of SARS, BSE and West Nile. A wet spring and strong Canadian dollar offered other challenges. The tourism outlook is brighter for 2004 with the 400th anniversary celebrations of the foundation of Acadia, new international flights and more cruise ship activity. As well, a $1.2-million, federal-provincial tourism initiative to expand marketing activities in Ontario and Quebec was announced.

22	The New Brunswick Economy 2004